

January 4, 2011

B. Craig Owens
Senior Vice President, CFO & CAO
Campbell Soup Company
1 Campbell Place
Camden, New Jersey 08103-1799

  Re: **Campbell Soup Company**
      Form 10-K for Fiscal Year Ended August 1, 2010
      Filed September 29, 2010
      Form 10-Q for Fiscal Quarter Ended October 31, 2010
      Filed December 9, 2010
      Commission File No.: 1-3822

Dear Mr. Owens:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 1, 2010

General

1. If you intend to provide revised disclosure in a future filing to clarify an issue raised in a comment, please describe your course of action and the proposed revision as part of your response.

Item 7: Management's Discussion and Analysis of Results of Operations and Financial
Condition Overview, page 12

Sales, page 17

2. We note the following from your disclosures in this document and other filings:
    - There was a decrease in sales in Germany for both fiscal 2010 and 2009, and, in
      2009, there was a related $67 million impairment of German and Nordic Region
      trademarks that was attributable to deterioration in market conditions and an
      increase in the weighted average cost of capital.
    - Sales of Campbell's condensed soups declined 2% during fiscal 2010, comprised
      of declines in the 1st, 3rd, and 4th quarters of 2010.

    Please clarify how you have considered whether such items represent trends or
    uncertainties requiring additional analysis and disclosure pursuant to Item 303(a)(ii) of
    Regulation S-K. Additional guidance may be found in Section III.B. of Exchange Act
    Release No. 34-26831.

Significant Accounting Estimates, page 29

3. We note you often appear to attribute changes in your revenues to promotional spending.
    Please tell us how you have considered providing enhanced quantitative and qualitative
    discussion of how accurate your performance and redemption estimates have been in the
    past and how much such estimates have changed in the past. Refer to Section V. of SEC
    Release No. 33-8350 for further guidance.

Item 8: Financial Statements, page 34

Note 1: Summary of Significant Accounting Policies, page 38

Revenue Recognition, page 38

4. As part of your first quarter 2011 earnings call, Douglas R. Conant, President and CEO of
    Campbell Soup Company, stated that you **"manage many of the retailers' inventory
    levels."** Please clarify for us how you manage your retailers' inventory levels, any
    unique terms associated with these arrangements, any latitude you have with regards to
    initiating shipments, and any related revenue recognition considerations.

Goodwill and Intangible Assets, page 38

5. We note that goodwill impairment testing first requires a comparison of the fair value of
    each reporting unit to the carrying value. It is unclear, however, whether any of your
    segments constitutes a reporting unit, or whether you have reporting units below the
    segment level. Accordingly, please address the following:

- If any of your operating segments have been deemed to be a reporting unit, briefly explain the basis for your conclusion. "An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component," under ASC 350-20-35.

- If you have aggregated components of an operating segment into a reporting unit, as prescribed by ASC 350-20-35-35, identify for us the components and briefly explain how you have determined that they have similar economic characteristics.

- If none of your operating segments contain any components that are reporting units, as defined in ASC 350-20-35-34, briefly explain the basis for this result.

Note 5: Goodwill and Intangible Assets, page 42

6. In light of the deterioration in market conditions and an increase in the weighted average cost of capital which resulted in an impairment of certain trademarks, please tell us how you determined that the remaining indefinite useful life trademarks impacted by these or similar conditions continue to have indefinite useful lives. Your response should address your consideration of both ASC 350-30-35-16 and 350-30-35-4.

Note 6: Business and Geographic Segment Information, page 43

7. We note your disclosure on page 13 indicating that your product portfolio consists of healthy beverages, baked snacks, and simple meals, which includes meal makers, such as broths, sauces, and cooking soups, and meals, such as condensed and ready-to-eat soups. Please tell us how you have considered providing the entity-wide product disclosures described in ASC 280-10-50-40.

Note 17: Stock-Based Compensation, page 66

8. For the TSR performance restricted stock / units estimated at the grant date using a Monte Carlo Simulation, please provide the significant assumption disclosures required by ASC 718-10-50-2 (f).

Item 15: Exhibits and Financial Statement Schedules, page 78

9. Please provide to us and in future filings the Schedule II: Valuation and Qualifying Account Schedule for the allowances related to accounts receivable, as required by Rule 5-04 of Regulation S-X. If more than one type of accounts receivable allowance exists, consider providing separate presentation of the different types.

Form 10-Q for Fiscal Quarter Ended October 31, 2010

Sales, page 16

10. We note here and in prior filings that you attribute increased promotional spending to both increases in sales and decreases in sales when you do not realize anticipated volume gains. Please tell us how you considered providing discussion and analysis of (i) the specific reasons it is necessary to increase or decrease promotional spending, and (ii) the specific reasons promotional spending did not deliver anticipated gains, when applicable.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay at (202) 551-3812 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding the comments.

Sincerely,

Mark Shannon
Branch Chief